[Cooper Tire & Rubber Company Letterhead]
September 11, 2009
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cooper Tire & Rubber Company
Withdrawal of Form S-3, File No. 333—161222
Ladies and Gentlemen:
In accordance with Rules 477 and 478 under the Securities Act of 1933, as amended (the “Securities Act”), Cooper Tire & Rubber Company (the “Registrant”) hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement on Form S-3 together with all exhibits (the “Registration Statement”) (File No. 333—161222) filed on August 10, 2009. No securities were sold under the Registration Statement.
The Registrant is making this request in order to file a new registration statement (the “New Registration Statement”) that includes information that was omitted from the Registration Statement.
In accordance with Rule 457(p) under the Securities Act, the Registrant will offset the filing fee paid in connection with the Registration Statement against the filing fee due in connection with the New Registration Statement.
We appreciate your assistance and should you need any additional information, please feel free to contact Robert J. Tannous at 614-227-1953, or Jeremy D. Siegfried at 614-227-2181, of Porter Wright Morris & Arthur, LLP.
Very truly yours,
COOPER TIRE & RUBBER COMPANY

By:	/s/ James E. Kline
James E. Kline
Vice President, General Counsel and Secretary